Independent Film Development Corporation

190 N. Canon Drive

Suite 420

Beverly Hills, CA  90210

August 14, 2008

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Independent Film Development Corporation

File No. 000-53103 and 814-00758

Application for Order under section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from sections 23(a), 23(b) and 63 of the Act, and under sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act authorizing certain joint transactions otherwise prohibited by section 57(a)(4) of the Act.

Dear Securities and Exchange Commission:

Independent Film Development Corporation (“IFDC” or “the Company”) hereby requests an order permitting it to: 1) issue restricted shares of its common stock and options to purchase restricted common stock under the terms of its 2009 Incentive Plan; and 2) to issue restricted common stock and options to purchase restricted common stock under the terms of its 2009 Non-Employee Director Plan.

Applicant’s Representations:

Independent Film Development Corporation, a Nevada corporation, is a business development company (“BDC”) within the meaning of section 2(a)(48) of the Act.  IFDC’s plan of operations is to acquire the securities of eligible portfolio companies with an emphasis on those engaged in independent film sales, distribution and production, and to lend management and capital assistance with a goal toward our portfolio companies becoming significant competitors to mini-major film studios, such as Lionsgate.  IFDC’s investment objective is to focus on the development of opportunities to invest in eligible portfolio companies providing early stage capital, strategic guidance and operational support.  IFDC’s principal objective is long-term capital appreciation. IFDC does not have an investment adviser within the meaning of section 2(a)(20) of the Act.

IFDC requests an order under section 6(c) of the Act for an exemption from sections 23(a), 23(b) and 63 of the Act, and under sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act authorizing certain joint transactions otherwise prohibited by section 57(a)(4) of the Act.

IFDC currently has a five member board of directors (“Board”), of whom two are “interested persons of IFDC within the meaning of section 2(a)(19) of the Act and three non-interested persons (“Non-interested directors”).

IFDC believes that its successful performance depends on its ability to offer compensation packages to its professionals that are competitive with those offered by its competitors and business development companies.  IFDC believes that its ability to offer compensation plans providing for the periodic issuance of shares of restricted stock is vital to its future growth and success.  Effective August 8, 2008, IFDC adopted the 2009 Equity Incentive Plan for its affiliate employee officers directors and the 2009 Non-Employee Director Plan for its non-employee directors.

The 2009 Equity Incentive Plan

The 2009 Equity Incentive Plan will authorize the issuance of shares of common stock in exchange for past services or other lawful consideration, to the extent permitted by the Act.  The shares of restricted stock will be subject to certain forfeiture restrictions, including that they shall not be transferable other than by Will or by the laws of descent and distribution except as otherwise provided by the Board, they will vest according to a certain schedule as determined by the Board, and unvested grants shall be terminated upon cessation of continuous employment.  Except to the extent restricted under the terms of the 2009 Equity Incentive Plan, a Participant granted Restricted Stock will have all the rights of any other shareholder, including the right to vote the Restricted Stock and the right to receive dividends.

The maximum amount of Restricted Stock that may be issued under the 2009 Equity Incentive Plan is 25% of the aggregate number of outstanding shares of IFDC common stock on the effective date of the plan, which is the date the plan is approved by the shareholders of IFDC.  The combined maximum amount of Restricted Stock that may be issued under the Plan and the Non-Employee Director Plan will be 10% of the outstanding shares of Stock on the effective date of the plans plus 10% of the number of shares of stock issued or delivered by IFDC during the term of the plans.  No one person shall be granted awards of restricted stock relating to more than 25% of the shares available for issuance under the Plan.

The Plan also provides for the issuance of options to employee officers and directors.  Each option shall contain such terms as the Board deems appropriate, including restrictions on the exercise of options, the price shall be not less than the current market value  of IFDC stock, or, if no market value exists, the current net asset value on the date the option is granted, a price of not less than 110% of the current market value of IFDC common stock in cases of grants to persons who own 10% or more of IFDC common stock on the date of the grant.  Options are not transferrable, except by Will or the laws of descent and distribution, and the schedule of vesting.  Further, unexercised options terminate upon the cessation of continuous employment.

2009 Non-Employee Director Plan

Under the 2009 Non-Employee Director Plan, IFDC’s non-employee directors will each receive an initial grant of an option to purchase 10,000 shares of restricted stock, which vests ½ of the first anniversary of the grant and ½ on the second anniversary of the grant.  Each non-employee director will also automatically receive options to purchase 15,000 shares of stock on the date of the director’s re-election to the board of directors, which shall vest 1/3 on the anniversary of such grant over three years.

The Plan also provides for an automatic grant of 3,333 shares of restricted stock upon election to the position of director, with forfeiture provisions which lapse ½ on the first anniversary date of the grant and ½ on the second anniversary of the date of the grant.  Periodic grants would amount to 5,000 shares of restricted stock on the date of the director’s re-election to the board of directors, with forfeiture provisions that lapse 1/3 on the anniversary of the grant over a period of three years.

The plan shall become effective upon approval of IFDC’s shareholders.

Applicant’s Legal Analysis

Under section 63 of the Act, the provisions of section 23(a) of the Act generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities are made applicable to BDC’s.  This provision would prohibit the issuance of Restricted Stock as a part of both the 2009 Equity Incentive Plan and the 2009 Non-Employee Director Plan.

Section 23(b) generally prohibits a closed-end management company from selling its common stock at a price below its current net asset value (“NAV.”)  Section 63(2) makes section 23(b) applicable to BDC’s unless certain conditions are met.  Because Restricted Stock that would be granted under the plans would not meet the terms of section 63(2), sections 23(b) and 63 would prevent the issuance of Restricted Stock.

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security or transaction, or any class or classes thereof, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IFDC requests an order pursuant to section 6(c) of the Act granting an exemption from the provisions of sections 23(a) and (b) and section 63 of the Act.  The concerns underlying those sections include: 1) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; 2) complication of the investment company’s structure that makes it difficult to determine the value of the company’s shares; and 3) dilution of shareholder’s equity in the investment company.  The Plans do not raise a concern about preferential treatment of IFDC’s insiders because the Plans are a bona fide compensation plan of the type that are common among corporations generally.  In addition, section 61(a)(3)(B) of the Act permits a BDC to issue to its officers, directors and employees, pursuant to executive compensation plans, warrants, options and rights to purchase the BDC’s voting securities, subject to certain requirements.  Section 61 and its legislative history do not address the issuance by  a BDC of restricted stock as incentive compensation, but it has been permitted by the Commission as not inconsistent with the purposes and objectives of the Act.  The Plans would not become a means for insiders to obtain control of IFDC because the maximum number of IFDC’s voting securities that may be issued pursuant to the Plans will be limited.

The Plans will not unduly complicate IFDC’s structure because equity-based employee compensation arrangements are widely used among corporations and commonly known to investors.  The Plans will be submitted to IFDC’s shareholders with a “plain English” description of the Plans in the information statement or proxy statement, and IFDC will comply with the disclosure requirements of either Schedule 14A or 14C, whichever is applicable at the time of the submission of the matter to shareholders.  IFDC will comply with the disclosure requirements for executive compensation plans applicable to operating companies under the Securities Exchange Act of 1934 to assure that the Plans are adequately and appropriately disclosed to shareholders.

While awards granted under the 2009 Equity Incentive Plan will have a dilutive effect on shareholders’ equity in IFDC, that effect would be far outweighed by the anticipated benefits of being able to attract and retain top tier executives.  Such Plans are necessary in order to allow IFDC to compete with other venture capital firms for talented professionals.  These professionals are likely to increase IFDC’s performance and shareholder value.  Equity based compensation would more closely align the interests of IFDC’s employees with those of its shareholders.

IFDC believes that granting shares and options to non-employee directors under the 2009 Non-Employee Director Plan will provide significant incentives for Non-employee Directors to remain on the Board and to devote their best efforts to the success of IFDC’s business in the future.  The issuance of restricted stock will also provide a means for IFDC’s non-employee directors to increase their ownership interest in IFDC, thereby helping to ensure a close identification of their interests with those of IFDC and its shareholders.

Pazge 5

Section 57(a) of the Act, which prohibits certain transactions between a BDC and its affiliates absent an order from the Commission.  Section 17(d) of the Act and Rule 17d-1 under the Act prohibit persons of registered investment companies or affiliated persons thereof, acting as principal, from participating in any joint transaction or arrangement in which the registered company or a company it controls is a participant, unless the Commission has issued an order authorizing the arrangement.  Section 57(a)(4) of the Act imposes substantially the same prohibitions on joint transactions involving BDC’s and certain affiliates of their affiliates as described in section 57(b).  Section 57(i) of the Act makes section 17(a) and (d) and Rule 17d-1 applicable to BDC’s.

Section 57(c) of the Act provides that the Commission will exempt a proposed transaction from the terms of section 57(a) if the terms of the proposed transaction, including the consideration to be paid or received are fair and reasonable and do not involve overreaching of any person concerned, and the proposed transaction is consistent with the policy of the business development company concerned and the general purposes of the Act.  IFDC submits that the requested relief meets this standard.

IFDC requests an order pursuant to Section 57(a)(4) and Rule 17d-1 to permit the 2009 Equity Incentive Plan and the 2009 Non-Employee Director Plan.  Although the Plans benefit participants in different ways, they are also in the best interests of IFDC’s shareholders because the 2009 Equity Incentive Plan will help IFDC attract and retain talented management professionals, help align the interests of IFDC’s employees with those of its shareholders, and in turn help produce a better return to IFDC’s shareholders.

IFDC will agree to the imposition of conditions in the order, as follows:

Approval by the shareholders in accordance with section 61(a)(3)(A)(iv) of the Act.

Each issuance of restricted stock to officers and employees will be approved by the required majority, as defined in section 57(o) of the Act, of IFDC’s directors on the basis that such issuance is in the best interests of IFDC and its shareholders.

The amount of voting securities that would result from the exercise of all of IFDC’s outstanding warrants, options, and rights, together with any restricted stock issued pursuant to the Plans, at the time of issuance shall not exceed 25% of the outstanding voting securities of IFDC, and if the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any  restricted stock issued pursuant to the Plans at the time of issuance would exceed 15% of the outstanding voting securities of IFDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any restricted stock issued pursuant to the Plans, at the time of issuance shall not exceed 20% of the outstanding voting securities of IFDC.

The Board will review periodically the potential impact that the issuance of restricted stock under the Plans could have on IFDC’s earnings and net asset value per share, and such review shall take place prior to any decisions to grant restricted stock or options under the Plans.  Adequate procedures and records will be maintained to permit such review.  The Board will be authorized to take appropriate steps to ensure that the grant of restricted stock or options under the Plans would not have an effect contrary to the interests of IFDC shareholders.  This authority will include the authority to prevent or limit the granting of additional restricted stock or options under the Plans.  All such records maintained pursuant to this condition shall be subject to examination by the Commission and its staff.

Conclusion

Thus, the Act was designed to be flexible, and does, in fact, permit exemptions to the provisions of 23(a), 23(b) and 63 of the Act, and under sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act.  In this case, the proposed Plans do not violate the public interest, and actually benefit the shareholders of IFDC.  Applicant submits that the transaction is consistent with the purposes of the Act and the SBIIA, and prays that this application be granted.

Sincerely yours,

/s/

Kenneth Eade

KENNETH EADE

Secretary/Chief Compliance Officer